Westfield

RECEIVED
2010 JUN -8 A 8:25



082-35029

Westfield
11601 Wilshire Blvd.
11th Floor
Los Angeles, CA 90025
T 310.478.4456

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

June 1, 2010

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed is a notice/release from the Westfield Group regarding proxy results and passage of resolutions at the annual meeting. This information was released to the members of Westfield Group on May 27, 2010. This distribution with attachments is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Aline Taireh
Assistant Secretary

Enclosures

27 May 2010

Westfield
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX: WDC)
PROXY RESULTS FOR ANNUAL GENERAL MEETING OF WESTFIELD HOLDINGS LIMITED HELD ON 27 MAY 2010

A schedule setting out the proxy results for the Annual General Meeting of Westfield Holdings Limited held today is attached.

Resolutions 2 to 7 put to the meetings were passed on a show of hands with the required majorities.

Yours faithfully
WESTFIELD GROUP



Simon Tuxen
Company Secretary

Encl.



Westfield Holdings Limited ABN 66 001 671 496

Disclosure of Proxy Results for Annual General Meeting held on Thursday, 27 May 2010.

Resolutions 2 to 7 listed below were decided and passed on a show of hands at the meeting as ordinary resolutions.

	Proxy Votes				
Item	**For**	**Against**	**Open / At Proxy's Discretion**	**Abstain**	**Total No. of Proxy Votes Exercisable**
2 Remuneration Report	1,157,786,990 82.98%	225,701,096 16.17%	11,903,254 0.85%	54,530,779	1,395,391,340
3 Re-election of Frederick G Hilmer AO	1,246,616,794 86.17%	187,866,471 12.99%	12,107,769 0.84%	3,339,877	1,446,591,034
4 Re-election of John McFarlane	1,434,393,911 98.97%	2,899,394 0.20%	12,088,976 0.83%	541,630	1,449,382,281
5 Re-election of Judith Sloan	1,434,344,930 98.97%	2,963,879 0.20%	12,095,058 0.83%	520,044	1,449,403,867
6 Election of Mark Johnson AO	1,434,376,882 98.97%	2,959,117 0.20%	12,101,091 0.83%	486,430	1,449,437,090
7 Re-election of Frank P Lowy AC	1,392,839,806 96.28%	41,782,216 2.89%	12,077,101 0.83%	3,224,788	1,446,699,123

Westfield

082-35029

11601 Wilshire Blvd.
11th Floor
Los Angeles, CA 90025
T 310.478.4456

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

June 1, 2010

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 082-35029

Enclosed is a notice/release from the Westfield Group regarding the 1st Quarter Review. This information was released to the members of Westfield Group on May 4, 2010. This distribution with attachments is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,



Aline Taireh
Assistant Secretary

Enclosures

Disclaimer



This release contains forward-looking statements, including statements regarding future earnings and distributions. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. You should not place undue reliance on these forward-looking statements. These forward-looking statements are based on information available to us as of the date of this presentation. Except as required by law or regulation (including the ASX Listing Rules) we undertake no obligation to update these forward-looking statements

Note: All currency figures within this presentation are presented in Australian dollars unless otherwise stated

1st Quarter Highlights



- Strong results from the Australian/New Zealand portfolios, notwithstanding the anticipated softening sales growth for the quarter
- Conditions improving in the United States and the United Kingdom
- Landmark developments at Stratford City (London - £1.45 billion) and Sydney City ($1.2 billion) continue to progress very well
- Due to the improving environment, the Group now expects to commence approximately $1 billion of development projects in 2010:
  - Approximately $800 million in Australia
  - Approximately US$200 million in the United States

Shopping Centre Operating Performance



	Portfolio Leased[1] (%)	Specialty Occupancy Cost[1] (%)	Specialty Retail Sales	1st Quarter Retail Sales Growth (%)	Lease Deals Completed[2] (Number/Area)	Average Specialty Store Rent	
						Amount[1]	Growth[3] (%)
Australia & New Zealand	> 99.5	17.8	$9,741 psm NZ$7,647 psm	Aus: 0.4[4] NZ: 0.1[4]	656 72,523 sqm	$1,376 psm NZ$1,060 psm	3.5
United States	92.1[5]	17.0	US$400[6] psf	5.3[6]	223 494,582 sqf	US$42.87[7] psf	(5.4)
United Kingdom	98.8	n/a	n/a	n/a[8]	30 8,009 sqm	£ 626[9] psm	(3.3)[9]
Group	96.9				909 126,480 sqm		

[1] As at 31 March 2010
[2] 3 months to 31 March 2010
[3] 31 March 2010 compared to 31 March 2009
[4] Comparable Specialty store sales
[5] Excludes temporary leasing of in-line space representing an additional 3.9% of area
[6] On a per square foot basis for shops < 10,000 sqf
[7] Based on specialty shops < 20,000 sqf
[8] British Retail Consortium-KPMG retail sales report (on a comparable basis) up 2.1%. Refer Slide 7
[9] Excludes Westfield London

Westfield

Operating Statistics – Australia and New Zealand



Retail Sales — **Period to 31 March 2010**

Australia	Moving Annual Turnover (MAT)	MAT Growth	Comparable Change	
			12 months	3 months
Majors			1.6%	1.3%
Specialties			2.2%	0.4%
Total	$21.5 bn	2.8%	2.1%	2.0%
New Zealand				
Specialties			0.5%	0.1%
Total	NZ$ 2.1 bn	3.6%	1.1%	(0.3)%

Operating Statistics – United States

Specialty Retail Sales – US$	**Period to:**			
	Jun '09	**Sep '09**	**Dec '09**	**Mar '10**
12 month sales (MAT)	6.4 bn	6.2 bn	6.2 bn	6.3 bn
12 month sales per square foot	410	400	394	400
% change on prior year	*(10.8)%*	*(12.3)%*	*(9.5)%*	*(5.4)%*
% change quarter on previous year	(12.0)%	(10.7)%	(3.5)%	5.3%

Westfield

Operating Statistics – United Kingdom



Retail Sales

	Period to 31 March 2010	
	12 months	**3 months**
Industry: *BRC-KPMG Retail Sales Report*		
- National[1]	2.1%	2.1%
- London[1]	5.5%	7.7%
- Total	4.1%	4.2%

	12 months	3 months
Westfield London		
- Comparable	n/a	16.5%
- Total	n/a	24.1%

[1] *On a comparable basis*

Global Development Activity

- 4 major projects currently under construction with an estimated total cost of $4.1 billion (WDC share $4.0 billion)
- $2.3 billion has been incurred to date with $1.7 billion remaining to complete (WDC share)

	No. of Projects	Estimated WDC Cost	Target Yield[1]	Anticipated Completion
United States[2]	1	US$65 m	7.5 – 8.0%	Qtr 3 '10
Australia	2	$1,325 m	8.0 – 8.5%	2010 – 2012
United Kingdom	1	£1,450 m	7.0 – 7.5%	H2 2011
Total	**4**	**$4.0 bn**		

- During 2010 the Group expects to commence approximately $1 billion of new projects:
  - Sydney City Office Tower $350 million
  - Belconnen $125 million
  - Fountain Gate $250 million
  - Various United States Projects US$200 million

[1] *Stabilised income/Westfield Group cost*
[2] *Valencia - Joint venture centre. Total cost US$130 million. The major and final stage to open in 3rd Quarter 2010*

Westfield

Comparable Change in Retail Sales by Category – Australia



	Period to 31 March 2010	
	12 months	3 months
Department Stores	2.1%	4.9%
Discount Department Stores	0.9%	(0.1)%
Supermarkets	2.0%	0.2%
Cinemas	15.9%	22.0%
Fashion	3.1%	0.4%
Food Catering	3.7%	3.2%
Food Retail	0.4%	(3.2)%
Footwear	5.1%	2.1%
General Retail	1.6%	(0.6)%
Homewares	(4.8)%	1.2%
Jewellery	2.3%	(1.2)%
Leisure	4.0%	(1.2)%
Retail Services	6.3%	3.2%
Specialties	**2.2%**	**0.4%**
TOTAL	**2.1%**	**2.0%**

Westfield

Change in Specialty Retail Sales by Category – United States



Sales per square foot	Period to 31 March 2010	
	12 months	3 months
Fashion	(7.0)%	4.4%
Jewellery	(7.1)%	5.9%
Leisure	(1.8)%	14.0%
Food retail	(3.5)%	2.4%
General retail	(4.1)%	2.1%
Cinemas	8.1%	12.8%

Portfolio Summary as at 31 December 2009



	United States	Australia	United Kingdom	New Zealand	Total
Centres	55	44	8	12	119
Retail Outlets	9,004	11,747	1,270	1,723	23,744
GLA (million sqm)	5.9	3.6	0.6	0.4	10.5
Westfield Asset Value (billion)[1]	US$15.1	$21.4	£2.7	NZ$3.0	$45.5
Assets Under Management (billion)[2]	US$17.2	$29.4	£4.8	NZ$3.0	$59.5

Gross Lettable Area


UK
6%
Australia
34%
US
56%
NZ
4%

Assets Under Management


UK
14%
Australia
50%
US
32%
NZ
4%

Net Operating Income
(WDC share)


UK
5%
Australia
45%
US
43%
NZ
7%

[1] *WDC share of shopping centre assets including work in progress and assets held for redevelopment*
[2] *WDC and joint venture share of shopping centre assets including work in progress and assets held for redevelopment*